UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MATTEL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-05647	95-1567322
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Continental Boulevard, El Segundo, California	90245-5012
(Address of principal executive offices)	(Zip Code)

Mr. David M. Kosnoff

Senior Vice President, Global Quality & Regulatory Compliance

(310) 252-2000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). This Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products containing tin, tantalum, tungsten, or gold (“3TG” or “conflict minerals”) that are necessary to the functionality or production of those products. Mattel fully supports and endorses the humanitarian goal of Section 1502 of ending the extremely violent conflict in the Democratic Republic of the Congo (the “DRC”), which has been partially financed by the exploitation and trade of conflict minerals originating in the DRC and adjoining countries (the “Covered Countries”).

Throughout this report “Mattel” refers to Mattel, Inc. and/or one or more of its family of companies. Mattel designs, manufactures, and markets a broad variety of toy products worldwide which are sold to its customers and directly to consumers. Mattel’s vision is: “creating the future of play”. Mattel believes its products are among the most widely recognized toy products in the world. Mattel’s portfolio of brands and products are grouped in the following categories:

Mattel Girls & Boys Brands —including Barbie® fashion dolls and accessories, Monster High®, Disney Classics®, Ever After High®, Little Mommy®, Polly Pocket®, Hot Wheels®, Matchbox®, Tyco R/C® vehicles and play sets, CARS®, Disney Planes™, Radica®, Toy Story®, Max Steel®, WWE Wrestling®, Batman®, and games and puzzles.

Fisher-Price Brands —including Fisher-Price®, Little People®, BabyGear™, Laugh & Learn®, Imaginext®, Thomas & Friends®, Dora the Explorer®, Mickey Mouse® Clubhouse, Disney Jake and the Never Land Pirates® and Power Wheels®.

American Girl Brands —including My American Girl® the historical collection, and Bitty Baby®. American Girl Brands products are sold directly to consumers via its catalog, website and proprietary retail stores. Its children’s publications are sold to certain retailers.

Mattel manufactures toy products for all segments in both company-owned facilities and through third-party manufacturers. Products are also purchased from unrelated entities that design, develop and manufacture those products. Mattel has concentrated production of most of its core products in company-owned facilities and generally uses third-party manufacturers for the production of non-core products. Mattel’s principal manufacturing facilities are located in China, Indonesia, Malaysia, Mexico and Thailand. Mattel also utilizes third-party manufacturers throughout Asia, primarily in China, Indonesia, Malaysia and Thailand.

The majority of the products sold by Mattel do not contain conflict minerals. In 2013, Mattel purchased approximately 98,000 unique component parts and products from suppliers and third-party manufacturers. Approximately 5% of these parts and products contain 3TG. Based upon Mattel’s Reasonable Country of Origin Inquiry (“RCOI”) with respect to the 2013 reporting year, as described below, Mattel has no reason to believe that the necessary conflict minerals in the products Mattel manufactures or contracts to manufacture may have originated in the Covered Countries. Accordingly, Mattel is not required to file a Conflict Minerals Report.

Mattel’s RCOI with respect to the 2013 reporting year employed a combination of measures reasonably designed to determine whether the necessary conflict minerals in the products Mattel manufactures and contracts to manufacture originated from the Covered Countries or came from recycled or scrap sources. Mattel first identified products potentially containing conflict minerals and the corresponding suppliers or third-party manufacturers. These identified suppliers and third-party manufacturers were surveyed, as described below, using the Conflict Minerals Reporting Template published by the Conflict-Free Sourcing Initiative (“CFSI”), which is recognized as the industry standard supplier data collection tool.

Below is a description of Mattel’s RCOI:

•	Mattel performed a review of all parts received from suppliers and all products produced by third-party manufacturers and determined that approximately 13,800, or 14%, potentially contain 3TG.

•	Prior to distribution of the survey, Mattel notified the suppliers and third-party manufacturers of these parts and products of the SEC disclosure requirements and provided them with Mattel’s Conflict Minerals Position Statement, which is discussed below.

•	These suppliers and third-party manufacturers were surveyed to determine if the parts or products they supplied to Mattel contain one or more of the 3TG minerals and if so, whether the 3TG originated from the Covered Countries or came from recycled or scrap sources.

•	Mattel received a survey response rate representing 83% of all parts and products covered by the survey. Mattel followed up with unresponsive suppliers and third-party manufacturers to remind them to complete the survey.

•	The responses indicated that approximately 5,000, or 44%, of the parts and products covered by the survey responses may contain one or more of the 3TG minerals, and none of the responses indicated that the 3TG originated from the Covered Countries.

•	Mattel reviewed the responses to determine which required further discussion with the relevant suppliers or third-party manufacturers based on whether the responses included, for example, incomplete responses or inconsistencies within the data reported in the survey.

•	Based on the results from the survey, Mattel has no reason to believe that any of its suppliers or third-party manufacturers source 3TG from the Covered Countries.

Mattel has adopted a public Conflict Minerals Position Statement, which sets forth, among other things, its policy to support conflict-free sourcing of 3TG, its approach to supplier engagement and its policies for addressing identified supply chain risks. With respect to Mattel’s commitment to responsible sourcing, the Position Statement reads:

“As a leader in the toy industry, Mattel is committed to acting with integrity in all that we do to bring to the world safe toys that grown-ups trust and children love. We strive to positively impact our people and our planet by playing responsibly. Sourcing conflict-free minerals in our products further advances our commitment to responsible practices. We do not condone human rights abuses or violence in any form and as such we are taking steps to ensure that minerals procured for use in our products do not support conflicts in the Democratic Republic of Congo or adjoining countries.”

The complete Position Statement is available at the following website:

http://corporate.mattel.com/about-us/MattelsCommittmentToResponsibleSourcing-2013.pdf

Conflict Minerals Disclosure

A copy of this Form SD is publicly available on the “SEC Filings” page of Mattel’s website at http://investor.shareholder.com/mattel/sec.cfm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MATTEL, INC.

Date: June 2, 2014	By:	/s/ Peter D. Gibbons
Name: Peter D. Gibbons
Title: Executive Vice President, Global Supply Chain

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